EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use, in this Registration Statement on Form S-1, of our report dated July 25, 2024, except for the effects of the reverse stock split discussed in Note 10 to the consolidated financial statements, as to which the date is January 28, 2025, related to the financial statements of Neuralbase AI Ltd. (FKA Viratech, Corp.) as of December 31, 2023 and 2022, and for the period then ended, which includes an explanatory paragraph regarding the substantial doubt about the Company’s ability to continue as a going concern. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Beckles & Co

Beckles & Co. Inc. (PCAOB ID 7116)

West Palm Beach, FL

February 12, 2025